United States Securities and Exchange Commission
Washington D.C. 20549
Division Of Corporate Finance
Mr. Edwin Adames
Senior Staff Accountant

Date: February 19, 2009

Re: Global Entertainment Holdings, Inc. (f/k/a LitFunding Corp.)
       10-KSB/A for Fiscal Year Ended December 31, 2007
        Filed March 26, 2009
        Form 10-Q/A for Fiscal Quarter ended September 30, 2008
        Filed March 12, 2009
        File No. 000-49679

Dear Mr.Adames

We have completed our review of your comments provided to us in your letter dated April 20, 2009. Attached you will find our response letter and the referenced revised segments (included in this letter) of the December 31, 2007 10-K which we hope will provide the appropriate detailed information for your further review and our compliance.

I look forward to working with you to insure that the company is in compliance with the applicable disclosure requirements.

Sincerely,

Terry Gabby
Chief Financial Officer
Global Entertainment Holdings, Inc.

Form 10-KSB/A for the Period Ended December 31. 2007

Financial Statements for the Two-Year Period Ended December 31, 2007

1.        Please label as "restated" the columns of the audited financial statements for the restated periods. Refer to the third bullet point of comment 1 in our letter dated December 3, 2008.

Response:

We have included the financial statements with the appropriate columns labeled “restated”.

Global Entertainment Holdings Inc.
Consolidated Balance Sheet

December 31, 2007
Restated
Assets
Current assets:
Cash and cash equivalents	$2,558
Accounts receivable, net	0
Contingent advances less reserves for unsuccessful
resolution of lawsuits	0
Employee Advances	25,315
Note receivable	900
Total current assets	28,773

Fixed assets, net	23,479
Total fixed assets	23,479

Other assets
Book Rights	1,864
TV Game/Reality Show	8,966
Film Rights	189,175
Website Software	6,000
Movies	26,850
Other Assets	23,170
Total other assets	256,025

Total assets	$308,277

Liabilities and Stockholders' Equity

Liabilities not subject to compromise
Accounts payable	$178,312
Accrued expenses	121,842

Notes payable	167,004
Investor participation obligations	699,500
Interest payable
Total current liabilities not subject to compromise	1,166,658

Liabilities subject to compromise

Debentures	40,000
Total liabilities subject to compromise	40,000

Total liabilities	1,206,658

Stockholders' Equity:
Series A Convertible preferred Stock, par value $0.001, 2,000,000 shares authorized, 800,000 shares issued and 2,000,000 shares authorized, 800,000 shares issued and shares issued and outstanding

Series B Convertible preferred Stock, par value $0.001, 4.000,000 shares authorized, 3,990,314 shares issued and outstanding	3,990

Common stock, $0.001 par value, 230,000,000 shares authorized,
9,258,459 and 2,898,890 shares issued and
outstanding at December 31, 2007 and 2006, respectively	92,584
Shares authorized & unissued	17,500
Subscription Payable	(171,000)

Additional paid-in capital	10,745,821
Additional paid-in capital Preferred A
Additional paid-in capital Preferred	271,425

Accumulated (deficit)	(11,858,701)

(898,381)
308,277

Global Entertainment Holdings, Inc.
Statement of Operations

	2007
	Restated	2006

Net Revenue	$216,089	$644,040

Expenses:

General and administrative expenses	1,014,565	1,659,845
Consulting Fees – related party

Financing expense	70,000	45,906
Depreciation & Amortization	26,001	23,558
Preferred stock dividend		19,993
Total operating expenses	1,110,566	1,749,302

Net operating (loss)	(894,477)	(1,105,262)

Other income (expenses):
Other income	53,947	10,000
Interest expense	(94,099)	(62,685)
Rental Income
Amortization of debt discount		130,000
Total other income (expenses)	(40,152)	77,315

Loss before reorganization items	(934,629)	(1,027,947)
Extraordinary gain and income taxes
Bad Debt in connection with share issuance
Gain on debt restructure	323,929
Loss after extraordinary gain and income taxes	(610,700)	(1,027,947)

Income (Loss) before Income taxes	(610,700)	(1,027,947)

Net Income (loss)	$(610,700)	$1,027,947
Basic Earnings (loss) per share:	(0. 23)	(0.54)
Before Extraordinary item	(0.23)	(0.54)
Extraordinary item	0.08
Total	(0.15)	(0.54)

Weighted average number of common shares outstanding:
Basic	4,005,251	1,909,965

Global Entertainment Holdings Inc.
Consolidated Statements of Cash Flow

	For the years ending December 31,
	2007	2006

Cash flows from operating activities	Restated
Net income (loss)	$(610,700)	$(1,027,947)
Adjustments to reconcile net income to net cash
provided by (used in operating activities)
Extraordinary gain on settlement with IEP creditors
Gain on forgiveness of capital lease obligation
Gain on Discount of pre-petition debt
Depreciation and amortization	26,001	23,558
Reserve for unsuccessful resolution of lawsuits	226,663
Reserve for Doubtful Receivables	159,838
Loss on disposal of asset
Share-based compensation	765,616	414,353
Common stock issued in settlements	(1,389,878)	493,885
Share-based interest payments		1,467
Shares cancelled	4,176	(935,768)
Gain on participation obligation	940

Debt discount amortization		(1,300,000)
Changes in assets and liabilities:
Trade and other accounts receivable	222,279	(2,790)
Other assets	163,095	(138,982)
Contingent advances		(572,825)
Accounts payable and accrued expenses	(25,000)	123,945

Trade and other claims subject to compromise
Note receivable	173,100	(73,819)
Deferred revenue		75,004
Net cash (used in) operating activities	(283,870)	(1,749,919)

Cash flows from investing activities:
Purchases of property and equipment
Net cash (used in) investing activities

Cash flows from financing activities:
Cash from issuance of common stock	242,500	75,004
Cash from exercise of options & warrants		4,250
Cash from issuance of preferred stock

Proceeds from notes payable		1,106,806
Subscription Payable
Proceeds from investor participation borrowings
Proceeds from investor obligations	22,210	450,500
Principal repayments on capital lease obligations
Value of Warrants issued	(150,900)	35,527
Net cash provided by financing activities	284,810	1,744,416

Increase(decrease) in cash	940	(5,503)
Cash - beginning of period	1618	7,121
Cash - ending of period	$2258	$1,618

Supplemental disclosures:
Interest paid		62,685
Income taxes paid	$-	$-

Shares issued for services	$593,000	378,826
Number of shares issued for services	*112,568	734,989
Shares issued for debt	$1,111,865	458,404
Number of shares issued for debt	*840,660	340,660
Imputed value of warrants issued with debt	-

All share after 10 to 1 reverse split

Statement of Changes in Stockholders' Equity

Restated

	Common Stock		Preferred Stock			Preferred Stock

	Shares	Amount	Shares		Amount	Shares		Amount	Capital	Capital	Payable	Unissued	(Deficit)	Equity
				A			B
Balance, December 31, 2004	1,122,006	11,221	-		-				4,611,310		-		(6,225,276)	(1,602,745)

shares issued for cash	227,195	2,292	800,000		800				1,136,608		-		-	1,136, 608
Shares authorized & unissued									327,139		-		-	327,139
Shares issued for services	75,750	757	-		-				415,705		-		-	415,705
Shares issued in settlement	15,788	157	-		-				67,236		-		-	67,236
Shares issued in settlement of notes	60,000	600	-		-				647,891		-		-	647,891
Shares issued in lieu of interest	7,500	75	-		-				38,675		-		-	38,675
Warrants and Options issued	-	-	-		-				739,979		-		-	739,979
Warrants and Options exercised	66,500	665	-		-				32,335		-		-	32,335
Options exercised - related party	45,000	450	-		-				44,550		-		-	44,550
Subscription payable	-	-	-		-				-		327,139		-	327,139
Net (loss) for the year ended													(3,972,043)	(3,972,043)

Balance, December 31, 2005	1,621,740	$16,217	800,000		$800				$8,061,428		327,139		$(10,197,319)	($1,791,735)

Shares issued for cash	126,533	1,265							145,268					145,268
Shares issued for investment	1,500	15							3,580					3,580
Shares authorized & unissued									327,139					327,139
Shares issued for services	734,989	7,350							378,826					378,826
Shares issued in settlement of debt	140,660	1,407							256,997					256,997
Shares issued for preferred dividend	9,600	96							9,024					9,024
Shares issued in settlement of notes	200,000	2,000							198,000					198,000
Shares issued for financing	70,400	704							65,176					65,176
Shares issued in lieu of interest	1,466	15							1,452					1,452
Share issued in exchange of preferred	80,000	800	(400,000)						99,200					99,200
Warrants and options issued	32,000	320							35,207					35,207

Warrants and Options exercised	65,000	650							3,600					3,600
Shares Cancelled	(185,000)	(1,850)	400,000		(4000)				(933,918)					(933,918)
Options exercised – related party									4,425					4,425
Subscription payable											-322,139

Net (Loss)														(1,027,947)
For the year ended December 31,2006
Balance, December 31,2006	2,898,890	28,988							8,655,403				(11,248,000)	(2,479,324)

Restated
Shares authorized & unissued											(171,000)			(171,000)
Shares authorized & unissued									17,500			17,500		17,500
Shares issued for services	1,125,657	11,257							826,147					826,147
Shares issued in settlement of debt	1,103,416	11,039				3,990,314		3,990	883,071	271,425				1,154,496
Shares issued for Note Receivable	4,000,000	40,000							210,000					210,000
Shares issued for financing	500,000	500							54,500					54,500
Share issued in exchange of preferred	80,000	800							99,200					100,000

Net (Loss)													(610,700)	(610,700)
For the year ended
December 31,2007	47
Balance, December 31,2007	9,258,511	92,584				3,990,314		3,990	10,745,821	271,425	(171,000)	17,500	(11,858,700)	(898,381)

Report.of Independent Registered Public Accounting Firm, page 21

2.        We note the material adjustments to the financial statements described in Note 16, "Restatement of Annual Financial Information" which resulted in a reduction of approximately 60% of the Company's assets as of December 31, 2007 and a 517% increase in the pre-tax net loss for the related twelve-month period. Considering the materiality of these adjustments to the financial statements please revise the related audit report to include an explanatory paragraph regarding this restatement due to a correction of an error in accounting principle as required by paragraph 12 of A1CPA AU Section 420,

3.        Please revise the signature of the auditor identified as Lawrence Scharfrnan to agree with the name Lawrence Scharfman stated in the letterhead of the audit report.

Response:

The revised audit report is included to reflect the explanatory paragraph regarding the financial statement restatement.

LAWRENCE SCHARFMAN & CO CPA
CERTIFIED PUBLIC ACCOUNTANTS

18 E. Sunrise Highway#203                                        7104 Corning Circle
Freeport NY 11520                                                        Boynton Beach Florida 33437
Telephone: (516) 771-5900                                          Telephone: (561) 733-0296
Facsimile: (516) 771-2598                                           Facsimile: (561) 740-0613

INDEPENDENT AUDITORS' REPORT

Global Entertainment Holdings Inc 1516 E. Tropicana Ave.,Suite 245 Las Vegas Nevada 89119

We have audited the accompanying balance sheets of Global Entertainment Holding (A Nevada Corporation) as of December 31, 2007 of operations, stockholders equity and cash flows for the years then ended.

These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit. The statements for 2004 and prior years were audited by another auditor.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Entertainment Holdings Inc. as of December 31,2007 and the related statements of operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The company has  had difficulty in generating sufficient cash flow to meet its obligations and is dependent on management's ability to develop profitable operations. These factors, among others, may raise substantial doubt as to their ability to continue as a going concern.

The financials statements have been revised of this restatement as described in note 16. We acknowledge the validity of this  restatement which was due to modifications of accounting principles.

Boynton Beach Florida                                                  Lawrence Scharfman CPA PA

June 10,2009

Note 16. Restatement of Annual Financial Information, page 41

4.        Please revise this footnote to provide additional disclosure regarding the nature of the accounting errors that resulted in the reclassification, similar to that provided in the Explanatory Note included in the forepart of the amendment.   In addition, if applicable, provide any disclosures required by paragraph 26 of SFAS 154 regarding prior-period adjustments"

Response:

The footnote has been revised as indicated below.

Note 16 - Restatement of Annual Financial Information

The December 31, 2007 Consolidated Financial Statements have been restated to reflect adjustments to allowances and reserves for doubtful accounts, reclassification of other Assets and expenses into Long Term Assets and the correction of a clerical error related to the stated Net Loss.

The impact on the Consolidated Balance Sheet as of December 31, 2007, and the Consolidated Statements of Income and the Statements of Stockholders' Equity are as follows:

Consolidated Balance Sheet
As of December 31,2007

	As Previously Reported	Restatement Amount	As Restated

Assets

Current Assets

accounts Recievable, net	$159,838	$(159,838)	0
Contingent Advances less
reserve for unsuccessful resolution
of lawsuits	373,025	(373,025)	0

Total Current Assets	561,636	(532,863)	28,773

Other Assets
Book rights	1,864	1,864
TV Game/reality shows	8,966	8,966
Film rights	189,175	189,175
Website Software	6,000	6,000
Movies	26,850	26,850
Other assets	202,325	(179,155)	23,170
Total Other Assets	202,325	53,700	256,025

Total Assets	$787,440	$(479,163)	$308,277

Accumulated (Deficit)	(11,324,300)	534,401	(11,858,701)
Total Deficit in Stockholders Equity	$(419,218)	$479,163	$(898,381)

Consolidated Statement of Income

Twelve Months Ended December 31, 2007
Revenue

General and Administrative	$543,051	$471,514	$1,014,565
Total Operating Expenses	639,052	471,514	1,110,566

Net Operating (loss)	(422,963)	(471,514)	(894,477)

Loss Before Debt Restructure	(934,629)	(934,629)
Income (loss) before Income Taxes	$(99,034)	$(511,666)	$(610,700)

Basic Earnings (Loss) per share:	(0.002)	(0.228)	(0.23)
Before Extraordinary item	(0.228)	(0.228)
Extroardinary Item	0.08	0.08
Total	(0.15)	(0.15)

Weighted average number of common shares outstanding	40,052,515	(36,047,264)	4,005,251

This amendment is being filed to restate the annual Consolidated Financial Statements for the twelve months ended December 31, 2007 to increase in the Allowance for Bad Debts for Accounts Receivables by  $159,838 and the Reserve for Contingent Advances by $373,025. The Consolidated Balance Sheet was also adjusted to properly classify Book Rights, TV Game/ Reality shows and Film Rights from Other Assets amounting to $179,155 and $20,850 in related expenses into Long Term Assets.  Movie expenditures of $26,850 and Website expenditures of $6,000 that were expensed were also capitalized. The net decrease in Total Assets is $479,163.  General and Administrative expenses for the period were increased by $532,863 to reflect the increases in Bad Debts and the Contingent Advances Reserve and  $60,700 of General and Administrative expenses were reclassified as Long Term Assets. The net increase to the Net Operating Loss is $471,514.  The Net Loss before Income Taxes increased $511,666 to $610,700 adjusted for a clerical error of  $(40,152).

5.        We refer to the "Explanatory Note" in the forepart of the amended Form 10-KSB that states, after discussion with key members of management, the Company determined that the financial statements for the period ended December 31, 2007 should be restated. In this regard, please file a Form 8-K with the information required by Item 4.02, Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, including the date when management concluded the financial statements for the reference period should no longer be relied. Alternatively provide us with the authoritative basis for concluding that filing this 8-K disclosure is not required,

Response:

We are including a sample of the proposed Form 8-K for your review.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  June 10, 2009

Global Entertainment Holdings, Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-49679	93-1221399
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2375 E. Tropicana Avenue, Suite 8-259, Las Vegas, NV 89119
(Address of Principal Executive Office) (Zip Code)

(702) 451-6297
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.02          Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

In January of 2009, Global Entertainment Holdings, Inc. (the "Company") concluded that its previously issued financial statements for fiscal year ended December 31, 2007, and the previously issued financial statements for quarterly period ended September 30, 2008, should not be relied upon because of errors in those financial statements and that the Company would restate these financial statements to make the necessary accounting corrections.

Given the Company’s small size, limited resources and limited number of employees, Management determined that the Company’s internal control system was impaired due to the lack of segregation of functions in the performance of management and accounting duties. The subject matter giving rise to this conclusion was discussed with the Company's independent registered public accounting firm, Lawrence Scharfman & Co., CPA, P.C.  A description of the amendments to the Company’s quarterly report for the period ended September 30, 2008, and its Annual Report for the year ended December 31, 2007, is set forth below.

The restatement of the Company’s financial statements was effected through amendments to its Quarterly Report on Form 10-Q for the period ended September 30, 2008, filed on March 12, 2009, and its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007, filed on March 26, 2009.

Annual Report on Form 10-KSB for the year ended December 31, 2007

The Company’s principal executive officer and principal financial officer evaluated the effectiveness of the internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, because of the Company’s limited resources and limited number of employees, management concluded that, as of December 31, 2007, its internal control over financial reporting was not effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the U.S. generally accepted accounting principles.  These material weaknesses in disclosure controls and procedures contributed to the restatement of the Company’s consolidated financial statements for the year ended December 31, 2007 because, during a period of transition in management and business model, the Company did not have in place a management team with sufficient expertise or depth to properly test and categorize assets that were listed on the Balance Sheet.  Most importantly, the “Contingent Advances”, which were associated with the former business model of advancing funds to pursue litigation (prior to December of 2007), were not sufficiently tested by prior management of LitFunding Corp. to determine the likelihood of collection.  Current management determined, in the course of an in depth analysis, that many of these advances were not collectible, and the cost of collection for the few remaining advances would likely exceed the amounts owed. Therefore, the pursuit of collection activities and/or judgments was not practical.

The Company’s Board of Directors decided to abandon its former business model and, therefore, management does not believe that its current business, after taking into consideration its current controls and procedures, will result in a reoccurrence of the material weaknesses that occurred with respect to the 2007 financial statements.

Accordingly, on March 26, 2009, the Company filed an amendment to its previously filed Form 10-KSB to restate the consolidated financial statements for the year ended December 31, 2007. This amendment increased the Allowance for Bad Debts for “Accounts Receivables” by $159,838 and the Reserve for Contingent Advances by $373,025. The Consolidated Balance Sheet was also adjusted to properly classify “Book Rights, TV Game/ Reality Shows” and “Film Rights” from “Other Assets” amounting to $179,155 and $20,850 in related expenses into “Long Term Assets.”  Movie expenditures of $26,850 and Website expenditures of $6,000, that were previously expensed, were also capitalized.  The net decrease in “Total Assets” is $479,163.  “General and Administrative” expenses for the period were increased by $532,863 to reflect the increases in Bad Debts and the Contingent Advances Reserve and  $60,700 of “General and Administrative” expenses were reclassified as “Long Term Assets.” The net increase to the Net Operating Loss is $471,514.  The Net Loss before Income Taxes increased $511,666 to $610,700 adjusted for a clerical error of  $(40,152).

Additionally, the Company determined that it should reclassify certain “Long Term Assets, General and Administrative” expenses and correct the misstatement of the “Net Loss Before Income Taxes.”   The impact on Net Loss is an increase of $511,666, and an increase in Total Deficit in Stockholders Equity of $479,163. Subsequent to the original filing of this Annual Report, the Company engaged an outside law firm to implement oversight controls to ensure that keying errors are detected and corrected during future reporting periods. The impact on net loss and other performance figures and ratios have been made on the restated financial statements contained in the amendment to the Annual Report for the year ended December 31, 2007.  As a result of these corrections, the Company’s management revised its disclosures over controls and procedures in Part I, Item 8A of the amended Form 10-K, to indicate there was a material weakness in internal controls during the year ended December 31, 2007, related to the review and reporting controls.  The Company also disclosed its remediation plans over this material weakness in internal controls in Item 8A.

The amended Form 10-K for the year ended December 31, 2007, was also revised to: (i) include Managements’ Report on Internal Control over Financial Reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and the Company’s assessment and conclusion as to the effectiveness of the Company’s internal control over financial reporting, as required by Item 308T(a) of Regulation S-K, which were previously omitted from our Form 10-KSB; and (ii) amend the Principal Executive Officer and Principal Financial Officer certifications to include the introductory language of paragraph 4 and the language of paragraph 4(v) of Item 601(b)(31) of Regulation S-K.

Quarterly Report on Form 10-Q for the period ended September 30, 2008

On March 12, 2009, the Company filed an amendment to its previously filed Form 10-QSB for the quarter ended September 30, 2008, to restate the consolidated financial statements for the three and nine months ended September 30, 2008.  This amendment reclassified “Other Long Term Assets” by removing the Investment account in the “Other Assets” section of the consolidated balance sheet by $150,350, and to include the $150,350 in the consolidated balance sheet asset account “Film Rights.” The $150,350 is related to script development that is capitalized and is to be used to be invested in a movie production partnership as an equity investment. This investment was prematurely recorded as an investment in the Company’s third quarter financial statements for the period ended September 30, 2008.

After discussions with key members of management it was determined the consolidated financial statements for the period ending September 30, 2008 should be restated to correct the reclassification of “Long Term Assets.”  The impact has been made in the restated financial statements.  As a result of this correction, management has revised its disclosures over controls and procedures in Part I, Item 4 of the amended quarterly report, to indicate there was a material weakness in internal controls during the third quarter of 2008 related to the review and reporting controls of “Long Term Assets.”  Management has also disclosed its remediation plans over this material weakness in internal controls.

ITEM 9.01        Financial Statements and Exhibits.

 (d)           Exhibits.

Exhibit Number	Description
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL ENTERTAINMENT HOLDINGS, INC.
(Registrant)

Date: June 10, 2009	By:	/s/ TERRY GABBY
Terry Gabby
	Its:	Chief Financial Officer